Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

GD Culture Group Limited

(f/k/a Code Chain New Continent Limited)

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (File No. 333-254276) of our report dated March 31, 2022, relating to the audit of the consolidated balance sheet of GD Culture Group Limited (f/k/a Code Chain New Continent Limited) and subsidiaries (collectively the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss) and comprehensive loss, changes in shareholders’ equity, and cash flows for the two-year period ended December 31, 2021, and the related notes collectively referred to as the “financial statements”) appearing in the Company’s Annual Report on Form 10-K for year ended December 31, 2022.

San Mateo, California	WWC, P.C.
March 31, 2023	Certified Public Accountants
PCAOB ID: 1171